Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Wallbox N.V.’s (together with its consolidated subsidiaries, “Wallbox,” the “Company,” “we,” “us” and “our”) financial condition and results of operations together with its consolidated financial statements and the related notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), its interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026 and 2025 accompanying its Report on Form 6-K filed on September 29, 2026 (the “Interim Report”), and its other filings with the Securities and Exchange Commission (collectively, “Public Filings”). The following discussion is based on Wallbox N.V.’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to Wallbox’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Wallbox’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, expectations regarding market growth, future partnerships, EV market, Latin American Market, reductions in operating expenses and seasonality. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Business Overview

We believe we are a global leader in intelligent electric vehicle charging and energy management solutions. Founded in 2015, we create smart charging systems that we believe combines innovative technology with outstanding design with the goal of managing the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass electric vehicle ownership everywhere. We believe our customer‑centric approach to our holistic hardware, software installation, and service offering allows us to solve existing barriers to EV adoption as well as anticipate potential future opportunities. We are committed to create solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy.

Our smart charging product portfolio includes Level 2 alternating current (“AC”) chargers (“Pulsar Plus”, “Pulsar Max”, “Pulsar Pro”,“eM4”, and “eMC”) for home and business applications, and direct current (“DC”) fast chargers (“Supernova”) for public applications. We also offer the world’s first bi‑directional DC charger for the home (“Quasar”), which allows users to both charge their electric vehicle and use the energy from the car’s battery to power their home or business, or send stored energy back to the grid. Our proprietary residential and business software “Wallbox App” gives users and charge point owners complete control over their private charging and energy management activities. Meanwhile, our dedicated semi‑public and public charging software platform, “Electromaps” enables drivers to locate and transact with all public charging stations registered to its brand‑agnostic charger database and also allows charge point operators to manage their public charging stations at scale.

As of June 30, 2026, we had offices across three continents and since the company’s inception, close to one million six hundred thousand million chargers have been sold in more than 120 countries. Our products are currently manufactured in Spain and Germany. We remain committed to increasing our worldwide presence and believe the EV market will continue to grow as the market continues to mature with new EV offerings, continuous roll-out of charging infrastructure and stricter emissions target in specific regions with the aim of reducing CO2.

Through our vertically‑integrated model, we keep development cycles short, enabling an accelerated time to market. Furthermore, we expect our compliance with complex certification requirements paired with our focus on engineering excellence will power our rapid growth as the global supplier of first‑class charging products.

Segments

Management determined that we have three reportable operating segments: (i) Europe‑Middle East and Asia (EMEA), (ii) North America (NORAM), and (iii) Asia‑Pacific (APAC) given our organizational structure and the manner in which our business is reviewed and managed. Our reportable operating segments reflect the principal geographies for our commercial activities around the world, and how we are allocating resources and evaluating operating performance.

Refer to Note 7 “Operating Segments,” included within our interim condensed consolidated financial statements for further details.

Revenue from sales of goods reported in the EMEA segment also include sales from Wallbox Chargers, S.L. to Latin America region.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in our Annual Report.

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase our revenue or grow our business.

Competition

We believe we are currently one of the market leaders in Europe and North America in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country-by-country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of our products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America and APAC. Europe and North America are expected to be significant contributors to our revenue in future years.

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the government regulations currently in place, the EV sales are expected to increase in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

For the six months ended June 30, 2026, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, during our launch of Supernova in 2022 we had a negative Gross Margin of 15.5% in connection with Supernova sales in 2022 based on €7,166 thousands in revenue and €8,278 thousand in changes in inventories and raw materials and consumables. However, in the year ended December 31, 2023 the Gross Margin from our sales of Supernova was positive 17.9% based on €30,511 thousand in revenue and €25,040 thousand in changes in inventories and raw materials and consumables, which continued to improve during the year ended December 31, 2024 ending with a Gross Margin from our sales of Supernova of 30.5% based on €25,598 thousand in revenue and €17,798 thousand in changes in inventories and raw materials and consumables. In addition, during the year ended December 31, 2025 the gross margin for sales of Supernova has continued to improve showing a 45.3% of gross margin based on €18,431 thousand in revenue and €10,076 thousand in changes in inventories and raw materials and consumables.

In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state and local government, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. Accordingly, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of administrative, regulatory, or legislative policy under the current or future U.S. administration. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. One example includes Iberdrola which announced its intention to potentially acquire up to 10,000 public fast chargers from Wallbox as part of its sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks. In addition, we continue to introduce new versions of our Supernova product line with higher charging capacity which now can also be sold in North America and in Germany as we have all relevant certifications in place. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, would, after adjusting for our growth, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, the middle east and India, terrorist activity, unstable governments and legal systems, inter‑governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. During 2022, global supply chains experienced disruptions that impacted and continues to impact delivery rates of electric vehicles. As a result, in January 2023, we announced cost reduction measures balanced between operating and personnel expenses, impacting approximately 15% of our workforce. We continued with these cost reductions measures in 2026 as we continued to right size the organization to match the current market demand environment and expect these initiatives will continue in the second half of 2026.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers and other related products

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Sale of Services

Revenue related to the rendering of services consists of installation and software services, including commissions obtained from every charging transaction carried out through Electromaps; although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is generally recognized when the services have been completed to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installation contracts where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

This account consists of changes in inventory due to consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted average cost method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be slow-moving, excess or obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 5 different share-based plans: (i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); (iii) 2018 Legacy Stock Option Program for Management (“MSOP”); (iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination as defined below is based on the market price of our common stock listed in the NYSE on the date of grant. Employee benefits included the impact from Coil and Ares earn-outs to sellers as it is linked to their continued provision of services in future.

For the 2018 Legacy Stock Option Program for Founders, we record share-based payments based on the estimated fair value using the American option chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right-of-use assets, property and equipment.

Impairment of non-current assets

Impairment of assets consists in the impairment expense booked in the period as a result of the impairment test performed.

Net Other Income

Net other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Operating Loss

Operating loss consists of our revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets and amortization and depreciation.

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments of derivative instruments and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities.

Change in Fair Value of Derivative Warrant Liabilities

Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination into a right to acquire one Class A Share (a “Wallbox Warrant”) on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination. In addition, during 2023, Wallbox issued warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") entered into in February 2023. On February 9, 2023 the Company signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A shares for an exercise price of 5.32 USD per share (the "BBVA Warrants"). The BBVA warrants are exercisable until February 9, 2033 unless earlier redeemed by the Company pursuant to the warrant agreement. On July 3, 2025 the Company effected a reverse stock split of the Class A Shares and Class B Shares at a ratio of 20:1. As result, the number of BBVA Warrants outstanding was adjusted to 50,394 and the exercise price is now 106.4 USD.

On July 30, 2024, Wallbox and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrant holder”), and the Warrant holder subscribed for and acquired, (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 (type 1) and (b) an aggregate of 1,967,098 warrants exercisable until July 30, 2028 (type 2), in each case for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 120.00 USD per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given. As a result of the reverse stock split, the number of warrants was adjusted to 556,793 (type 1) and 98,354 (type 2) and the exercise price is now $61.00 USD.

During the first half of 2026, Wallbox and Generac entered into a new warrant agreement, pursuant to which we issued to Generac, and the Warrant holder subscribed for and acquired, an aggregate of 229,938 warrants exercisable until July 30, 2028, for an equal number of our Class A Shares, at an exercise price of up to 3.05 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty trading days within the thirty trading-day period ending on the third business day prior to the date when the notice of redemption is given.

On June 26, 2026, Wallbox and certain shareholders entered into a new warrant agreement, pursuant to which we issued to these shareholder, and the Warrant holder subscribed for and acquired, an aggregate of 3,301,758 warrants exercisable until June 26, 2031, for an equal number of our Class A Shares, at an exercise price of up to 2.40 USD per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least 6.00 USD per share on each of twenty trading days within the thirty trading-day period ending on the third business day prior to the date when the notice of redemption is given.

According to management’s assessment, the Public and Private Warrants, BBVA Warrants and Generac Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

Foreign Exchange Gains/(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a deduction as a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development.

Loss for the Period

Loss for the period consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

Operating Results

Comparison of the six months ended June 30, 2026 and 2025

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report and the interim condensed consolidated financial statements and the notes thereto included in this Interim Report. The following table sets forth our consolidated results of operations data for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,		Variance
	2026	2025
	Unaudited	Unaudited	€	%
	(€ in thousands)
Sales of goods	€42,725	€64,225	€(21,500)	(33.5%)
Sales of services	€10,893	€11,706	€(813)	(6.9%)
Revenue	€53,618	€75,931	€(22,313)	(29.4%)
Changes in inventories and raw materials and consumables used	€(33,462)	€(47,090)	€13,628	(28.9%)
Employee benefits	€(19,427)	€(28,136)	€8,709	(31.0%)
Other operating expenses	€(15,028)	€(21,153)	€6,125	(29.0%)
Amortization and depreciation	€(10,110)	€(20,286)	€10,176	(50.2%)
Impairment of assets	€—	€2,449	€(2,449)	(100.0%)
Net other income	€1,685	€(120)	€1,805	(1,504.2%)
Operating Loss	€(22,724)	€(38,405)	€15,681	(40.8%)
Financial income	€18	€343	€(325)	(94.8%)
Financial expenses	€(14,504)	€(8,192)	€(6,312)	77.1%
Change in fair value of derivative warrant liabilities	€(7,234)	€1,100	€(8,334)	(757.6%)
Foreign exchange gains/(losses)	€(3,524)	€11,654	€(15,178)	(130.2%)
Net Financial Income/(Loss)	€(25,244)	€4,905	€(30,149)	(614.7%)
Loss before Tax	€(47,968)	€(33,500)	€(14,468)	43.2%
Income tax credit	€30	€(976)	€1,006	(103.1%)
Loss for the period	€(47,938)	€(34,476)	€(13,462)	39.0%

Revenues

Sales of goods revenue decreased by €21,500 thousand, or 33.5%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Sales of services revenue decreased by €813 thousand, or 6.9%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to Coil having performed a significant service project in the prior-year period that was not repeated during the current period.

Expenses related to changes in inventories and raw materials and consumables used decreased by €13,628 thousand, or 28.9%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. These expenses decreased primarily as a result of the reduction in sales.

Employee benefits expense decreased by €8,709 thousand, or 31.0%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €6,125 thousand, or 29.0%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the impact of our programs for cost reductions.

Amortization and depreciation decreased by €10,176 thousand, or 50.2%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the impairment of certain assets recognized in prior years, which reduced the amortizable/depreciable base, together with significantly lower levels of capital expenditure and investment during 2025 and 2026.

Impairment of assets has decreased by €2,449 thousand as a consequence of no impairment indicators were identified as of June 30, 2026 and, accordingly, no impairment expense was recognized during the period. The Group will perform its annual impairment test at year-end.

Net other income increased by €1,805 thousand, or 1,504.2%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily reflecting the gain recognized on the disposal of right-of-use assets as a consequence of the cancellation of certain rental contracts, together with an increase in government subsidies recognized during the period.

Net Financial Income/(Loss)

Financial income decreased by €325 thousand for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to the reduction in the interest received from our financial investments.

Financial expenses increased by €6,312 thousand for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to the impact of debt refinancing plan.

Change in fair value of derivative warrant liabilities increased by €8,334 thousand for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to the issuance of new warrants.

Foreign exchange results decreased by €15,178 thousand for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to fluctuations in USD against the Euro.

Income Tax Credit

Income tax credit for the six months ended June 30, 2026 does not reflect significant fluctuations in the deductions and credits generated, whereas for the six months ended June 30, 2025, part of these deductions and credits were cancelled for an amount around €1 million.

Segment Results

EMEA Segment

Comparison of the six months ended June 30, 2026 and 2025

The following table presents our results of operations at a segment level for EMEA for the six months ending June 30, 2026 and 2025:

	Six Months Ended
	June 30,		Variance
	2026	2025
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€42,575	€56,749	€(14,174)	(25.0)%
Changes in inventories and raw materials and consumables used	€(26,746)	€(35,636)	€8,890	(24.9)%
Employee benefits	€(16,694)	€(23,611)	€6,917	(29.3)%
Other operating expenses	€(12,848)	€(17,111)	€4,263	(24.9)%
Amortization and depreciation	€(8,947)	€(19,049)	€10,102	(53.0)%
Impairment of assets	€—	€2,449	€(2,449)	(100.0)%
Net other income/(expense)	€1,443	€(122)	€1,565	(1282.8)%
Operating loss	€(21,217)	€(36,331)	€15,114	(41.6)%

Revenue decreased by €14,174 thousand, or 25.0%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the decrease of sales of our AC and DC chargers in our main markets.

Expenses related to changes in inventories and raw materials and consumables used decreased by €8,890 thousand, or 24.9%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025. These expenses decreased primarily as a result of the reduction in sales in this segment.

Operating loss decreased by €15,114 thousand for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the impact of the employee and other operating expense reduction initiatives, amounting €6,917 thousand and €4,263 thousand respectively.

Amortization and depreciation decreased by €10,102 thousand for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to the impairment of certain assets recognized in prior years, which reduced the amortizable/depreciable base, together with significantly lower levels of capital expenditure and investment during 2025 and 2026.

Impairment of assets has decreased by €2,449 thousand as a consequence of no impairment indicators were identified as of June 30, 2026 and, accordingly, no impairment expense was recognized during the period. The Group will perform its annual impairment test at year-end.

Net other income increased by €1,565 thousand, or 1,282.8%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily reflecting the gain recognized on the disposal of right-of-use assets as a consequence of the cancellation of certain rental contracts, together with an increase in government subsidies recognized during the period.

NORAM Segment

Comparison of the six months ended June 30, 2026 and 2025

The following table presents our results of operations at a segment level for NORAM for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,		Variance
	2026	2025
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€12,788	€23,299	€(10,511)	(45.1)%
Changes in inventories and raw materials and consumables used	€(8,388)	€(15,634)	€7,246	(46.3)%
Employee benefits	€(2,620)	€(4,394)	€1,774	(40.4)%
Other operating expenses	€(2,206)	€(4,114)	€1,908	(46.4)%
Amortization and depreciation	€(1,162)	€(1,237)	€75	(6.1)%
Net other income/(expense)	€242	€(47)	€289	(614.9)%
Operating loss	€(1,346)	€(2,127)	€781	(36.7)%

Revenue decreased by €10,511 thousand, 45.1%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to the strong AC and DC sales in the North America market and due to Coil having performed a significant service project in the prior-year period that was not repeated during the current period.

Expenses related to changes in inventories and raw materials and consumables used decreased by €7,246 thousand, or 46.3%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025. These expenses decreased primarily as a result of the reduction in sales in this segment.

Employee benefits decreased by €1,774 thousand, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Other operating expenses decreased by €1,908 thousand, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to the impact of cost reduction program started in 2023.

APAC Segment

Comparison of the six months ended June 30, 2026 and 2025

The following table presents our results of operations at a segment level for APAC for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,		Variance
	2026	2025
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€50	€378	€(328)	(86.8)%
Changes in inventories and raw materials and consumables used	€(56)	€(153)	€97	(63.4)%
Employee benefits	€(113)	€(131)	€18	(13.7)%
Other operating expenses	€(41)	€(90)	€49	(54.4)%
Amortization and depreciation	€(1)	€—	€(1)	n/m
Net other income/(expense)	€—	€49	€(49)	n/m
Operating loss	€(161)	€53	€(214)	(403.8)%

Note: “n/m” means the amount was not meaningful.

Revenue decreased by €328 thousand, 86.8%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 primarily due to the sales reduction in the Australian region.

Expenses related to changes in inventories and raw materials and consumables used decreased by 97 thousand, or 63.4%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025. These expenses decreased primarily as a result of the reduction in sales in this segment.

Operating loss for the six months ended June 30, 2026 increased by €214 thousand compared to the six month ended June 30, 2025 mainly due to the reduction of activity in this segment.

Non-IFRS Metrics and Other Financial and Operating Metrics

We have included in this Interim Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”), as well as operating metrics, including Gross Margin. See the definitions set forth below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;

•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the Non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We define our Non-IFRS measures and other financial and operating metrics as follows:

“Gross Margin” is defined as revenue less changes in inventory, raw materials and other consumables used.

“EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses).

“Adjusted EBITDA” is defined as a result of loss for the year before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses) further to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss for the period:

	Six Months Ended June 30,
	2026	2025
€ in thousands	Unaudited	Unaudited
Loss	€(47,938)	€(34,476)
Income tax credit	€(30)	€976
Amortization and depreciation	€10,110	€20,286
Financial income	€(18)	€(343)
Financial expense (1)	€14,504	€8,192
Change in fair value of derivative warrant liabilities (2)	€7,234	€(1,100)
Foreign exchange gains/(losses)	€3,524	€(11,654)
EBITDA	€(12,614)	€(18,119)
Share based payment plan expenses (3)	€158	€539
Impairment of assets	€—	€(2,449)
Other items (4)	€(1,685)	€120
One-time expenses (5)	€374	€4,581
Other non-cash expenses (6)	€—	€67
Adjusted EBITDA	€(13,767)	€(15,261)

(1)
Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.

(2)
Represents expenses or incomes related to change the fair value of the warrant liabilities. Please refer to Note 11 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(3)
Represents share-based payments expense. Please refer to Note 19 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(4)
Other items consist of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.
(5)
One-time expenses consist of legal expenses related to reduction in workforce process initiated in January 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.
(6)
Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of our EV charging products. During the six months ended June 30, 2026, we incurred a loss of €47.9 million and for the six months ended June 30, 2025, we incurred a loss for the period of €34.5 million.

As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents and financial investments of €25.1 million and €9.6 million, respectively, and an accumulated deficit and capital reduction reserves for a negative amount of €179.5 million and €131.9 million, respectively. Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows. Our primary cash requirements include operating expenses, satisfaction of commitments to various counterparties and suppliers, and capital expenditures (including property and equipment). Our principal uses of cash in recent periods have been funding of our operations and development of intangibles with respect to EV chargers and energy management software.

In assessing the going concern basis of presentation, Management has prepared detailed business and liquidity plans, including a financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which provide support for the Company's ability to meet its operational and financial obligations. Although the expectation for the coming year is to continue to have net losses and we expect to continue to make investments, we also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans.

During 2020, convertible bonds were issued for an amount of €25.9 million, and in 2021 we issued convertible bonds in an amount of €34.6 million.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for the factory in Zona Franca, Barcelona. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. Related to this loan, on November 11, 2024, Wall Box Chargers, S.L.U., as borrower, signed an agreement with Banco Santander, S.A which included a grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.

On December 5, 2022, we completed a private placement of our Class A Shares and issued and sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Investors in the transaction included, among others, Iberdrola and Kensington Capital Partners, both strategic partners and current shareholders, Infisol 3000 and Orilla Asset Management, S.L., current shareholders, and Enric Asunción, Co-founder and CEO of the Company.

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million with a maturity date in 2029.

On February 9, 2023 (the “BBVA Facility Closing Date”), Wallbox, as guarantor, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement (the “BBVA Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The BBVA Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “BBVA Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of December 31, 2025, we had €19.4 million of borrowings outstanding under the BBVA Facility.
The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The BBVA Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. We obtained a waiver issued by BBVA regarding the compliance with the covenants under the agreements governing our indebtedness. The BBVA Facility Agreement is governed by Spanish law. On November 11, 2024, Wallbox, as guarantor, and its direct wholly-owned Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”), signed an agreement with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) which includes an additional grace period of 18 months from the last installment payment and without variation of any other terms of the initial agreement.

Substantially concurrently with the closing of the BBVA Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share. See further details in Note 11 of the interim consolidated financial statements.

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million (the “ATM Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 thousand (€6,876 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2024 we sold 75,394 Class A Shares resulting in $45.6 thousand (€43.2 thousand) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the year ended December 31, 2025, we sold 739,742 Class A shares resulting in $403 in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales.

On June 15, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors and strategic partners at a price of $2.58 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on July 19, 2023.

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with

Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2025, we had €32.8 million of borrowings outstanding under the October 2023 Term Loan.

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that were acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of December 31, 2024 we obtained a waiver issued by EBN Banco regarding the compliance with the covenants under the agreements governing our indebtedness. On April 8, 2025 these financial institutions adhered to the framework agreement signed on November 11, 2024 which includes a grace period from the last installment payment and without variation of any other terms of the initial agreement.

On December 13, 2023 we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac Power Systems, Inc. ("Generac") at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction several agreements have been entered into by the Company.

On March 22, 2024, Wallbox and Wallbox USA Inc, as guarantors, and its wholly‑owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (“Wall Box Chargers”) entered into a Facility Agreement with Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). The HSBC Facility Agreement provides for an Asset Based Lending commitment of €15.0 million (the “ HSBC Facility”), for which we had €11.25 million of borrowings outstanding under the HSBC Facility as of December 31, 2025. The HSBC Facility is secured by certain stock rights. The HSBC Facility matures on the third anniversary of the HSBC Facility Closing Date. Wall Box Chargers is permitted to prepay the HSBC Facility in whole or in part upon notice thereof in accordance with the terms of the HSBC Facility Agreement. Upon an event of default specified in the HSBC Facility Agreement, the HSBC Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the HSBC Facility Agreement. The HSBC Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens or fundamental changes. The HSBC Facility Agreement also contains financial covenants regarding maintenance as of the end of each closing month of a minimum of Current Ratio (Current Assets/Current Liabilities) calculated with some exclusions, of 1.25 and a minimum of an Inventory Turnover of 400 days. On May 28, 2025 the Group formalized a new agreement to ensure the continued fulfillment of its debt obligations, including a minimum cash covenant of €25 million.

On August 5, 2024, we closed a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million (€ 41.6 Million) to certain existing investors and strategic partners at a price of $1.24 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on September 5, 2024.

On November 11, 2024, the Group entered into a framework agreement with several financial institutions providing an 18-month grace period on debt repayments. Additionally, as part of the agreement, the financial institutions committed to maintaining the short-term financing agreements (credit lines) in force at least until June 30, 2026 with a limit of Euro 84.2 million.

On April 8, 2025, all remaining financial institutions adhered to the framework agreement, formalizing the grace period and waiving original financial covenant requirements for 2025, but setting a new requirement of minimum cash of Euro 35 million, amongst other conditions. This requirement was then waived in June 2025 for the remaining duration of the agreement.

Additionally, the Group started a debt restructuring process with the aim to renew the capital structure. In this regard, on 9 October, 2025, the Company, together with certain of its subsidiaries, reached a standstill agreement (the “SS Agreement”) with the majority of its banking pool, to provide a stable framework to facilitate a long-term solution to the capital structure of the Company and its subsidiaries (the "Long Term Capital Structure"). By virtue of the Agreement, the majority lenders, among other things: (i) give formal effect to certain waivers and consents previously provided to Wallbox, (ii) agree to temporarily suspend payments of principal and interest until December 9, 2025, or until the Long Term Capital Structure is effectively implemented, whichever occurs first and (iii) expressly anticipate the possibility of certain breaches (including payment defaults) occurring during its term and accept mechanisms to manage such events as part of the Long Term Capital Structure discussions. On 7 November 2025, the rest of main lenders acceded to the SS Agreement. On December 23, 2025, the Company extended the term of the SS Agreement, with substantially all terms remaining in full force and effect, through January 31, 2026. The Participating Lenders then agreed to further extend the term of the Agreement through March 31, 2026, with all other terms remaining in full force and effect to facilitate the completion of the negotiations and the filing of the restructuring plan.

In the framework of the above process, on December 1, 2025, the Group reached a non-binding indicative commercial agreement (the “Commercial Agreement”) with the majority lenders and its major shareholders, which contemplates an extension of debt maturities and a proposed liquidity injection of €22.5 million through a combination of debt and equity, to provide a renewed capital structure for the Group.

The successful implementation of the Commercial Agreement is expected to enhance Wallbox’s ability to execute its business plan in the rapidly scaling electric mobility and smart energy market.

As part of this process, in December 2025 the Company and certain of its subsidiaries submitted a formal communication to initiate negotiations with its lenders and other creditors before the Spanish courts under the applicable legal framework to facilitate the execution of the restructuring plan. On March 4, 2026, the court authorized an extension of the negotiation period for up to additional three months.

On April 8, 2026, the Commercial Agreement was signed together with the restructuring plan and binding offers from shareholders for the additional equity raise of €10.6 million. On May 6, 2026 the Spanish restructuring plan has been approved by the Court in accordance with applicable Spanish law.

The restructuring plan has been completed at the end of June 2026 and effectively restructures the loans and borrowings and includes a long-term debt facility structured in two tranches: 1) a €55.3 million syndicated term loan featuring a back-loaded amortization schedule, beginning with limited quarterly payments in the first quarter of 2028 that scale gradually through 2030; and 2) a €68 million bullet instrument maturing in December 2030 with “payment in kind” interest to preserve immediate cash position. The Agreement also includes a €34.4 million syndicated working capital line maturing in December 2030. A Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 203.Additionally, the maturity of bank debt amounting to €11.7 million has been extended to December 31, 2030. Furthermore, new working capital facilities ("New money") have been granted in the amount of €5.4 million, maturing on December 31, 2030. No covenants have been established. The restructuring plan also provides for the rescheduling of approximately €12.1 million of trade payables, which will be settled through quarterly installments, with full settlement expected by 30 June 2030.

All restructured financial debt pursuant to the restructuring plan and the New Money share a single, common security package (the “New Security”) with such arrangements to be reflected in an intercreditor agreement that forms part of the restructuring plan. The New Security consists of first demand guarantees from the key Group companies, pledges over 100 per cent of the shares in the Group’s main operating subsidiaries, security over core intellectual property, material commercial contracts and, in the case of Wallbox USA, stock, and pledges over key bank accounts and intercompany loans. In practice, this means that substantially all the Group’s material operating entities, shareholdings, cash balances, intellectual property and intragroup receivables within the scope of the restructuring plan have been pledged on a pari passu basis in favor of all secured financial creditors following implementation of the restructuring plan.

In addition, following the Effective Date and once Chargers has been transformed into a Spanish public limited liability company, Chargers will issue warrants or equivalent instruments convertible into Chargers’ shares (the “Chargers Warrants”) in favor of the Financial Creditors as an enforcement mechanism that may be exercised in the event of an acceleration under the Term Loan Framework Agreement, the Revolving Facilities Framework Agreement and the agreements comprising the New Money.

On April 8, 2026, the Company entered into a bridge loan agreement with ORILLA ASSET MANAGEMENT, S.L., Kariega Ventures, S.L., INVERSIONES FINANCIERAS PERSEO, S.L., AM GESTIÓ, S.L., CONSILIUM, S.L. and ANANGU GRUP, S.L., for an aggregate principal amount of EUR 5,650,000. The due date will be the date of the aforementioned capital increase or, at the latest, September 27, 2026.

Likewise, on the same date, the Company entered into a bridge loan agreement with the Company’s major lenders for an aggregate principal amount of €5.35 million. The due date will be when the restructuring plan formally comes into effect.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Management has prepared detailed business and liquidity plans, including financial forecast extending through at least the following twelve months from the date of issuance of the interim condensed consolidated financial statements, which demonstrate the Company’s ability to meet its operational and financial obligations as they fall due. These plans incorporate a number of assumptions regarding revenue growth (sales volumes), gross margin performance driven by product mix and cost efficiencies, operating expense management, working capital optimization driven by inventory reduction, the ability to raise additional capital as well as executing the debt restructuring plan by obtaining the court's judicial approval.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long‑term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we would be able to obtain additional financing on favorable terms or at all.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,		Variance
	2026	2025
	Unaudited	Unaudited	€	%
	(€ in thousands)
Net cash from (used) in operating activities	€(2,844)	€12,119	€(14,963)	(123)%
Net cash from (used) in investing activities	€(3,374)	€14,180	€(17,554)	(124)%
Net cash from (used) financing activities	€21,712	€(3,258)	€24,970	(766)%

Operating Activities

Net cash used in operating activities decreased by €14,963 thousand, or 123%, for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily due to changes in inventories and the increase in trade accounts payables as a consequence of the delays in payments.

Investing Activities

Net cash used in investing activities increased by €17,554 thousand, or 124%, for the six months ended June 30, 2026, from net cash provided by investing activities of €14,180 thousand for the six months ended June 30, 2025 to net cash used in investing activities of €3,374 thousand for the six months ended June 30, 2026, primarily driven by the reduction in net cash received from our investments in funds as compared to 2025, partially offset by lower capex payments during the period.

Financing Activities

Net cash from financing activities increased by €24,970 thousand, or 766%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, primarily due to higher net proceeds from loans and the absence of interest and bank fees paid in cash during the period due to the stand still agreement as part of the debt restructuring process completed in June 2026, partially offset by lower proceeds received from private placements as compared to 2025.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgements on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Our critical accounting estimates and judgments are described in Note 3 “Use of Judgements and Estimates,” within our interim condensed consolidated financial statements included in the Interim Condensed Consolidated Financial Statements. Actual results may differ from these estimates.

Material Weakness

As previously reported, for each of the years ended December 31, 2021, 2022, 2023, 2024 and 2025, our management identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (ii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly, showing limited accountability in remediation efforts.

Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes, however, we cannot predict the ultimate timing or success of our remediation plan. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources.

These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles before we are able to determine that the controls are operating effectively and the material weaknesses have been remediated. In addition, there is no assurance that we will be successful on implementing all measures and internal controls in a timely manner.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts will be successful or that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

JOBS Act

The JOBS Act permits an emerging growth company (“EGC”) such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies. The exemptions include, but are not limited to:

•
an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
•
reduced disclosure obligations regarding executive compensation; and
•
not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

See Notes 4 and 5 of our interim condensed consolidated financial statements included in our Interim Report for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 24 “Financial Risk Management” of our audited consolidated financial statements included in the Interim Report for more information.

Interest Rate Risk

We are exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 1% change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2026 by €665 thousand.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Euro, causing both our revenue and operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical change in all foreign currencies against the Euro of 10% would result in an increase/decrease of our foreign currency loss on foreign-denominated balances of approximately €3,600 thousand. As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge our foreign currency exchange risk, but it may in the future.

Other market price risk

We maintain investments in funds and other financial instruments as of June 30, 2026 for an amount of €5,116 thousand compared to €5,078 thousand as of June 30, 2025. Please refer to Note 11 of our unaudited interim condensed consolidated financial statements for further disclosures.

We have derivative warrant liabilities (see Note 11 of our unaudited interim consolidated financial statements included in our Interim Report) measured at FVTPL. The derivative warrant liabilities of €7,305 thousand as of June 30, 2026 as compared to €70 thousand at December 31, 2025 are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of €731 thousand.

Contractual Obligations and Commitments

As of June 30, 2026, in addition to the contractual obligations and commitments described above under “Liquidity and Capital Resources,” there were contractual obligations to purchase, construct or develop Property, plant and equipment assets, for an amount of €284 thousand and commitments for the acquisition of intangible assets of €193 thousand. We intend to fund these contractual obligations with cash generated from operations, equity financings and borrowings. As of June 30, 2026, these commitments mainly related to the acquisition of tools and machinery for the Group plants.

See Notes 8 and 10 of the unaudited interim condensed consolidated financial statements included in our Interim Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Right of Use Assets and Lease Liabilities” of the interim condensed consolidated financial statements included elsewhere in the Interim Report for more information.

	Payments due by period
			€ in thousands
		Less than 1			More than
	Total	year	1-2 years	2-5 years	5 years
Lease obligations	€39,613	€4,768	€10,085	€21,858	€2,902

Capital Expenditures

For the six month period ended June 30, 2026, our capital expenditures for property, plant and equipment were €67 thousand. We expect to spend approximately €1 million in 2026 for capital expenditures, primarily related to machinery and tools for our factories.